Follow up from Madeleine

MM

Madeleine MacRae

To: World Class Window Coverings <yocum@worldclassco.com>

Thu 7/21/2022 8:41 AM

Hey Dustin! What a pleasure to have heard from you yesterday. I'm so delighted that you picked up the phone and filled me in on all of the positive changes that have been happening in your life and business.

I would be absolutely delighted for you to become a homepro toolbox member or, if it feels like the right thing for you to become an investor as well.

If you check out our Wefunder page, and click through to the invest option, you will see that with a $2000 investment, you are gifted a year in the toolbox so, that might make it an easy doubling up option.

Here are the links to check everything out:

HomePro Toolbox website: www.homeprotoolbox.com. This is our brand new site. It just went live yesterday so, you're the very first person I'm sharing it with! Today is our debugging day so, if you come across any broken links or other clunky connections, know that my team is working on it and it should be all tidied up within the next 24 hours.

Investor Page: https://wefunder.com/homepro.toolbox/

Feel free to give me a buzz if you have any further questions.

- Madeleine